United States securities and exchange commission logo





                         May 3, 2022

       Henry R. Hague, III
       Chief Financial Officer
       Clever Leaves Holdings Inc.
       6501 Congress Avenue, Suite 240
       Boca Raton, FL 33487

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 001-39820

       Dear Mr. Hague:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Henry R. Hague, III
FirstName  LastNameHenry
Clever Leaves Holdings Inc.R. Hague, III
Comapany
May  3, 2022NameClever Leaves Holdings Inc.
May 3,
Page 2 2022 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations and Comprehensive Loss, page 70

1.       We note that you present    Cost of sales, before inventory write-down
  , which appears to
         be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of
         Regulation S-K which prohibits you from presenting non-GAAP measures on the face of your financial statements and revise future filings to comply. Also, revise the similar presentation included on page 56 within MD&A to provide all of the disclosures required by Item 10(e) of Regulation S-K.
Financial Statements
Note 17. Segment Reporting, page 109

2. We note your disclosures that cannabinoid net sales were mostly outside of the U.S., primarily in Colombia, Israel, Brazil and Australia. Additionally, we note the disclosure that your largest markets in terms of long-lived assets are Colombia and Portugal. If revenues or long-lived assets attributed to an individual foreign country are material, those amounts should be disclosed separately. Refer to ASC 280-10-50-41 and revise future filings to comply.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at
(202) 551-3639 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences